Exhibit 4.29

Barclays Corporate Secretariat
Level 29
One Churchill Place
London
E14 5HP
22 June 2005
Tel 020 7116 1000
Gary Hoffman	Fax 020 7116 7665
Chief Executive Officer
Barclaycard
3rd Floor Barclaycard House
1234 Pavilion Drive
Northampton NN4 7SG

Dear Gary

Indemnity contained in Articles of Association

Clause 2.2 of your contract of employment dated 24 December 2003 (“your contract”) states that your duties as a director of Barclays or any member of the Barclays Group are subject to the Articles of Association of the relevant company for the time being. This letter supplements and forms part of the terms of your contract.

For the avoidance of doubt, the Boards have confirmed that as a director of Barclays PLC and Barclays Bank PLC you have the benefit of and are able to rely upon the indemnity contained in Article 160 of the Barclays PLC Articles of Association and the identical wording in Article 157 of the Barclays Bank PLC Articles of Association, the terms of which are hereby expressly incorporated into your contract. Copies of the relevant Articles are attached for your ease of reference.

The terms of this letter are governed by English law and the parties submit to the exclusive jurisdiction of the English Courts.

Yours sincerely

/s/ Lawrence Dickinson	/s/ Patrick Gonsalves
Lawrence Dickinson	Patrick Gonsalves
Company Secretary	Joint Secretary
Barclays PLC	Barclays Bank PLC

Countersigned by

Director

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP